EXHIBIT 12.1

HSN, Inc.
Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2012	2011	2010	2009	2008
	(unaudited)
	(In thousands, except ratios)

Income (loss) from continuing operations before income taxes	219,870	207,758	166,618	128,511.5	(3,073,590)

Fixed charges:
Interest expense (a)	20,811	31,963	33,124	35,373	16,420
Estimated interest portion of rental expense	7,301	6,860	6,788	6,791	7,012
Total fixed charges	28,112	38,823	39,912	42,164	23,432
Income (loss) from continuing operations before income taxes and fixed charges	247,982	246,581	206,530	170,676	(3,050,158)
Ratio of earnings to fixed charges	8.8	6.4	5.2	4.0	(b)

Note:
The Ratio of Earnings to Fixed Charges should be read in conjunction with the Consolidated Financial Statements and Management's Discussion and Analysis of Financial Condition and Results of Operations in this Form 10-K.

(a)	Includes interest on debt and amortization of debt issuance costs. Excludes interest income and interest associated with unrecognized tax benefits, which is recorded within income tax expense.

(b)	Income for the year ended December 31, 2008 was inadequate to cover fixed charges. Additional income of $3.1 billion would have been necessary to bring the respective ratio to 1.0.